SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

                         CENTAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                            Abilene, Texas 79601-5820

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                Williams Tower 2
                                2 West 2nd Street
                              Tulsa, Oklahoma 74103

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                           ---------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                          -----------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

                  Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company (the "Operating Companies"), wholly owned public utility subsidiaries of Central and South West Corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc., a wholly owned subsidiary of CSW that is authorized to provide services to associate companies pursuant to Section 13(b) of the Act and rules of the Securities and Exchange Commission (the "Commission") promulgated thereunder (the "Service Company"), hereby submit for filing this Application on Form U-1. By this Application, the Operating Companies seek authority to offer to their customers warranty plans for the servicing and repair of appliances, in conjunction with one or more unrelated parties, and to conduct the related activities described herein.

Item 1.  Description of Proposed Transactions.

                  The Operating Companies, directly or through the Service Company, propose to enter into arrangements with one or more providers of warranty plans ("Plan Providers") for the servicing and repair of electric and gas appliances, including kitchen and laundry appliances, heating, ventilation and air conditioning systems, personal computer systems and home entertainment video and audio systems (the "Plans") and to offer the Plans to their customers. All such arrangements would include the following features:


         1. The Plans would be offered to customers of the Operating Company using marketing materials designed by the Operating Companies (or designed by the Plan Providers and approved by the Operating Companies) and mailed to customers as billing inserts, or directly, using the billing and mailing systems of the Operating Companies.

         2. The Plans would be legal obligations of the Plan Providers, underwritten by such insurance arrangements as the Operating Companies might require.


         3. The Plan Providers would be responsible for responding to customers' calls for service and for making arrangements with adequately licensed and insured service contractors to perform the services covered by the Plans. In certain cases, the Operating Companies might qualify as service contractors under the Plans.

         4. The Operating Companies would bill customers that enrolled in the Plans monthly fees for coverages selected by them and remit the fees to the Plan Providers. The Plan Providers would either pay a service and administration fee to the Operating Companies or the Operating Companies would retain such a fee out of the monthly fees paid by customers. The Operating Companies would not have any responsibility for ensuring the payment of the monthly fees by their customers.


                  It is currently estimated that the Plans could generate gross revenues to the Operating Companies of $50,000, $980,000 and $1,137,500 during 1997 (assuming a September 1 start-up date), 1998 and 1999 and expenses (including start-up expenses) during those years of $100,000, $150,000 and $175,000, respectively.


                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions sent forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.


                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of March 31, 1997, CSW has invested approximately $894.2 million in EWGs and FUCOs or approximately 46% of CSW's "consolidated retained earnings" of $1,939 million as of the end of its four fiscal quarters ended March 31, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses.

         The estimate of the approximate amount of fees and expenses payable in connection with the transaction is as follows:
Holding Company Act filing fee                       $2,000*

Counsel fees
  Milbank, Tweed, Hadley & McCloy                    $3,500

Miscellaneous and incidental
  expenses including travel,
  telephone and postage                                 500
                                                     ------
                           TOTAL                     $6,000

-------------------------

* Actual amount.

Item 3.  Applicable Statutory Provisions.

                  Sections  9(a),  10  and  11(b)  of  the  Act  are  or  may be
applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Operating Companies and the Service Company hereby request appropriate orders thereunder. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any . . . interest in any business" without the prior approval of the Commission under Section 10 of the Act. Under Section 10(c)(1), the Commission may not approve the acquisition of any interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11" of the Act. Under Section 11(b)(1), the Commission must limit the operations of a public utility holding company and its subsidiaries to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system.


                  The Operating  Companies believe that the offering of Plans to
their  customers  will  result  in  enhanced  reliability,   safety  and  energy
efficiency of the appliances that consume electric energy furnished by the Operating Companies. Therefore, the proposed offering of the Plans are closely related to the core business of the Operating Companies and should easily pass the "functional relationship" test in respect of Section 11(b) of the Act enunciated by the Commission in Michigan Consolidated Gas Co., 44 S.E.C. 361
(1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971), and in many orders subsequently issued. In this connection, it is noted that Rule 58 under the Act exempts from
Section 9(a) of the Act the acquisition by a registered holding company or a subsidiary thereof of the securities of a company that derives substantially all of its revenues from the sale of electric and gas appliances and the installation and servicing thereof, and Rule 48 under the Act provides various exemptions for the financing by public utility companies, subsidiaries thereof and associate service companies thereof of purchases (whether from such public utility companies, associate companies thereof, or from dealers) of standard electric or gas appliances.


                  In addition, the Commission has approved various applications under the Act for authority to offer appliance service warranties: PSI Energy, Inc., Release No. 35-26412 (November 21, 1995) and Release No. 35-26637
(December  30,  1996),  authorizing  the  sale  of  appliances  furnished  by an unrelated vendor and extended service warranties covering the appliances purchased, such warranties either to be purchased from such vendor or to be issued by PSI Energy, Inc. with any warranty work to be performed by the vendor; Consolidated Natural Gas Company ("CNG"), Release No. 35-26363 (August 28,
1995), authorizing the formation of a new subsidiary to offer to customers of CNG's local distribution companies and unaffiliated utilities, among other services, "Appliance Guard", an extended service warranty covering the cost of repairing customers' appliances, "Routine Furnace Services", routine furnace inspection and repair, and "One-Package Appliance Inspection and Replacement", the annual inspection, maintenance or replacement of any appliance, including hot water heaters); The Columbia Gas System, Inc. ("Columbia"), Release No. 35-26498 (March 25, 1996), authorizing the establishment of one or more direct or indirect subsidiaries to offer to customers of Columbia's local distribution companies or other local distribution companies served by Columbia's interstate natural gas transmission companies, among other services, "Appliance Repair Warranty", an appliance repair service for customers' heating and air conditioning systems and major appliances, and "Commercial Equipment Service", a repair warranty program that would respond to faulty commercial equipment; and Cinergy Corp., Release No. 35-26662 (February 7, 1997), authorizing the formation of a new subsidiary, Cinergy Solutions, Inc., to offer, among other things, energy-related services and products exclusively to residential and small commercial operators of heating, ventilation and air conditioning and other energy related household appliances and, in connection therewith or separately, to offer appliance inspection and repair services and extended service warranties covering the cost of repairing customers' appliances.


                  Finally, the Operating Companies believe that their proposed arrangements with Plan Providers, as described in Item 1 above, are structured so as to provide prudent limitations on the potential financial risk exposure of the Operating Companies in respect of the Plans.

Item 4.  Regulatory Approval.

                  Except as noted below in this Item 4, no state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions. The approvals of the Arkansas Public Service Commission and the Louisiana Public Service Commission would be required prior to offering the Plans to customers in those states, and no offering in either state would be made prior to obtaining the approval of that state's Commission.

Item 5.  Procedure.

                  It is requested that the Commission issue and publish not later than July 18, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than August 8, 1997 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than August 9, 1997 an appropriate order granting and permitting this Application to become effective.


                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements.

         Exhibit 1  -      Preliminary opinion of Milbank, Tweed, Hadley &
                           McCloy, counsel to PSO.

         Exhibit 2  -      Final or "Past Tense" opinion of Milbank, Tweed,
                           Hadley & McCloy, counsel to PSO (to be filed with Certificate of Notification).

         Exhibit 3  -      Financial Statements as of March 31, 1997 (to be
                           filed by Amendment).

         Exhibit 4  -      Proposed notice of proceeding.


Item 7.  Environmental Effects.

                  The proposed transactions do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed program.

                               S I G N A T U R E
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  July 14, 1997.

                                    CENTRAL POWER AND LIGHT COMPANY



                                  By:/s/WENDY G. HARGUS
                                        Wendy G. Hargus
                                        Treasurer


                                    PUBLIC SERVICE COMPANY OF OKLAHOMA



                                 By:/s/ WENDY G. HARGUS
                                        Wendy G. Hargus
                                        Treasurer


                                    SOUTHWESTERN ELECTRIC POWER COMPANY



                                 By: /s/ WENDY G. HARGUS
                                         Wendy G. Hargus
                                         Treasurer


                                     WEST TEXAS UTILITIES COMPANY



                                By: /s/ WENDY G. HARGUS
                                        Wendy G. Hargus
                                        Treasurer


                                      CENTRAL AND SOUTH WEST SERVICES,
                                      INC.



                                By: /s/ WENDY G. HARGUS
                                        Wendy G. Hargus
                                        Treasurer

                                 Exhibit Index


Exhibit                                                    Transmission
Number                     Exhibit                             Method
------                     -------                        -------------

  1                Preliminary opinion of
                   Milbank, Tweed, Hadley &
                   McCloy, counsel to PSO.                  Electronic

  2                Final or "Past Tense"
                   opinion of Milbank, Tweed,
                   Hadley & McCloy, counsel
                   to PSO (to be filed with
                   the Certificate of Notification).            __

  3                Financial Statements as
                   of March 31, 1997 (to
                   be filed by amendment).                      __

  4                Proposed notice of
                   proceeding.                             Electronic